Exhibit 23.4

Critical Metals Corp (the “Company”)

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

21 October 2026

Re:	S-K 1300 Technical Report Summary

Agricola Mining Consultants Pty Ltd. (“Agricola”) is the authoring firm of the report titled “Amended S-K 1300 Technical Report Summary Tanbreez Rare Earth Project” dated 13 April 2026, regarding the mining property known as the Tanbreez Rare Earth Project (the “Project”), which was prepared in accordance with the United States Securities and Exchange Commission (“SEC”) S-K regulations (Title 17, Part 229, Items 601 and 1300 to 1305) for the Company (the “Expert Report”).

Agricola understands that the Company wishes to refer to Agricola’s name in its Registration Statement on Form F-3 (the “Form F-3”) to be prepared and filed by the Company. Agricola further understands that the Company wishes to incorporate by reference extracts and/or information from the Expert Report in the Form F-3 related to the Project. Agricola has been provided with a copy of the Form F-3 and has reviewed the proposed disclosure identified above.

Agricola hereby consents to:

●	the use of, and references to, its name in the Form F-3;

●	the use of, and references to, the Expert Report in the Form F-3; and

●	the use of, in the Form F-3, extracts and information from the Expert Report or portions thereof.

Agricola’s consent under this letter is limited to the use of its name and the Expert Report as described above. It does not constitute Agricola’s consent to, adoption of, or responsibility for, any other statement, estimate or assessment contained in the Form F-3.

Agricola confirms that where its work involved a Mineral Resource or Mineral Reserve estimate, such estimates comply with the requirements for Mineral Resource and Mineral Reserve estimation under Subpart 1300 of Regulation S-K promulgated by the SEC, as at the effective date of the Expert Report (13 April 2026).

Agricola also confirms that its representatives have read the disclosure included in, or incorporated by reference into, the Form F-3 that is derived from, or purports to summarise, extract or paraphrase, the Expert Report (the “Relevant Disclosure”), and confirms that, to the best of its knowledge and belief after reasonable enquiry, the Relevant Disclosure does not contain a misrepresentation of the information set out in the Expert Report. Agricola has not prepared, reviewed for accuracy, independently verified or adopted, and expresses no opinion on, any other statement, projection, forecast, resource estimate or economic assessment contained in the Form F-3 that is not derived from the Expert Report.

This consent relates to the Expert Report as identified in this letter, however it may be designated, numbered or cross-referenced as an exhibit in the Form F-3, and to the Relevant Disclosure in the form provided to Agricola for review as referred to above.

This letter is given as at the date set out below, and Agricola does not undertake, and has no obligation, to update, supplement or revise this consent for any event, circumstance or information arising after that date.

For and on behalf Agricola

By:	/s/ Malcolm Castle
Name:	Malcolm Castle
Title:	Principal Consultant